Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com

MEMBERS Life Insurance Company

April 19, 2024

VIA EDGAR

Ms. Ellie Quarles, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company TruStage Zone Income Annuity Initial Registration Statement on Form S-1 File No. 333-276157

Dear Ms. Quarles:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by our counsel on the above-referenced Form S-1 Registration Statement (“Registration Statement”). The Staff provided initial comments by telephone on February 21, 2024, and follow up comments and proposed responses and revisions were subsequently communicated between the Staff and the Company via telephone and email. We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) for certain single premium deferred modified guaranteed index annuity contracts (the “Contracts”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment will incorporate changes made in response to comments raised by the Staff and include information necessary to complete the Registration Statement, such as financial statements. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

General

1.	Please confirm that all missing information, including information in appendices, the financial statements, and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:	Confirmed.

Ms. Quarles

April 19, 2024

2.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:	The Company is solely responsible for all features and benefits associated with the Contracts. There are no guarantee or support agreements with third parties that support any benefit or feature of the Contracts.

3.	Where a comment is made in one location, please note that it is applicable to all similar disclosure elsewhere in the registration statement. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other places where such disclosure would be relevant. For example, requests for disclosure changes on the cover page should also be made in the summary, risk factors and elsewhere as appropriate.

Response:	Confirmed.

Cover Page

4.	On the cover page and in several other sections, references to six-year terms were removed. Please clarify when a six-year term will apply and when a one-year term will apply for the calculation of the Accumulation Credit Factor and if the terms differ for current investors and new investors. Please make these changes throughout the document.

Response:	For all investors, one-year terms apply to the various allocation options; in other words, interest is credited each Contract Year, and on each Contract Anniversary, investors may reallocate to other options without penalty. Six-year terms are relevant for the following: (1) Market Value Adjustment calculation (all contracts); (2) guaranteed Interest Rate for the Declared Rate Account (for Contracts issued before May 25, 2024); (3) Minimum Interest Rate calculation for the Declared Rate Account (for Contracts issued on or after May 25, 2024); (4) arbitrarily resetting the Accumulation Credit Factor at $10 (all Contracts); and (5) the Surrender Charge period (all Contracts). The Company has retained some of the original language about six-year terms and made revisions to clarify.

5.	In the second paragraph, please replace “initial Purchase Payment” with “single Purchase Payment.” The Staff notes that “initial” might imply that additional purchase payments are permitted. Please make this change throughout the document.

Response:	The Company has made the requested revisions.

6.	In the third paragraph, please add the following language that was struck from the amendment: “All withdrawals under the Contract other than GLWB Payments are Excess Withdrawals that reduce the Death Benefit, GLWB Benefit Base, and GLWB Payment, perhaps significantly, and could terminate the Contract.”

In addition, add language substantially similar to the following, including the bold font as indicated: “The GLWB Payment is a withdrawal of your own Contract Value unless the Contract Value is reduced to zero. The probability of you outliving your Contract Value and receiving the GLWB Payment from our General Account may be minimal”.

Ms. Quarles

April 19, 2024

In the next sentence in the third paragraph, please add the word “an annual,” so the sentence states: “we assess an annual fee” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

7.	As noted in Comment No. 4, several references on the cover page to six year terms were deleted in the amendment. Please advise what happened to the six-year allocation options. Are there any investors currently in a six-year term? If so, you may not delete, and must retain, the disclosure about six-year terms for all Contracts before May 1, 2024. Then, further explain how new Index options will have a one-year term.

Response:	Please see the response to Comment No. 4 above.

8.	In the sixth paragraph, please revise the first sentence so the sentence as follows: “We credit interest to the Risk Control Accounts at the end of each Contract year based in part on the performance of an external index by comparing the change in the Index from each Contract Anniversary (the first day of the Contract Year) to the last day of the Contract Year (“Index Performance”).” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

9.	In the sixth paragraph, last sentence, please add “an annual,” so the sentence states as follows: “We charge an annual Contract Fee on amounts allocated to the Risk Control Accounts.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

10.	In addition to the 10% additional tax, please reference tax penalties throughout the document.

Response:	The Company has made revisions to define and explain tax penalties. The Company respectfully submits that the 10% tax on withdrawals taken before Age 59½ is characterized by the Code and the IRS as an “additional tax” and not as a penalty, and therefore the Company uses that terminology.

11.	In the seventh paragraph, first bullet, last sentence, change the reference to “Floor” to “Growth Account” and delete the words “of up to the applicable Floor” so the sentence states as follows: “It is possible that you will not each any interest in a Risk Control Account or that we may credit negative interest to the Growth Account.”

Response:	The Company has made the requested revisions.

12.	In the seventh paragraph, third bullet, add the following at the end of the last sentence: “and could terminate the GLWB and the Contract.”

Response:	The Company has made the requested revisions.

Ms. Quarles

April 19, 2024

 Glossary

13.	In the definition of “Allocation Options,” the Company added a sentence that states selling firms may limit available Allocation Options. The prospectus needs to include all material variations, including financial intermediary variations. Please disclose any such limits in the prospectus so that investors know what is available to them.

Response:	The Company has deleted the sentence and similar disclosures.

14.	In the definition of Pro Rata, delete “relative to” and retain the word “proportional”.

Response:	The Company has made the requested revision.

Highlights

15.	Under How Your Contract Works – Overview, in the first paragraph, last sentence, delete “the Floor” and replace with “-10% for the Growth Account”.

Response:	The Company has made the requested revisions.

16.	Under How Your Contract Works – Overview, in the second paragraph, add the following after the third sentence: “The GLWB Payment is a withdrawal of your own Contract Value unless the Contract Value is reduced to zero. The probability of you outliving your Contract Value and receiving the GLWB Payment from our General Account may be minimal”.

Response:	The Company has made the requested revisions.

17.	Under How Your Contract Works – Overview, in the second paragraph, add the following to the last sentence: “which will be the greater of the GLWB Payment or the income payment under the income payout option elected.”

Response:	The Company has made the requested revisions.

18.	Under How Your Contract Works – Overview, in the third paragraph, add the following to the second sentence: “perhaps by more than the amount of the withdrawal.”

Response:	The Company has made the requested revisions.

19.	Under How Your Contract Works – Allocation Options, please include a chart showing the allocation options here and in the Allocation Options section, similar to the chart that the Company includes in its other product filings. Please be clear about what is available for Contracts before May 1, 2024 and after May 1, 2024, even if the options are similar.

Response:	The Company has made the requested revisions.

20.	Under How Your Contract Works – Allocation Options - Risk Control Accounts, in the first paragraph, change the word “Index” to “Indices” in the next to last sentence.

Response:	The Company has made the requested revisions.

Ms. Quarles

April 19, 2024

21.	Under How Your Contract Works – Allocation Options – Risk Control Accounts, in the second paragraph, revise the first sentence to state as follows: “The Floor is the maximum amount of negative interest we will credit you, prior to the deduction of the Contract Fee and GLWB Rider Fee.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

22.	Under How Your Contract Works – Allocation Options – Risk Control Accounts, in the second paragraph, revise the last sentence to state as follows: “However, you could lose more than 10% of your investment in a Risk Control Account each Contract Year due to the application of the Contract Fee, the GLWB Rider Fee, Surrender Charge, a negative Market Value Adjustment, federal income taxes, and a 10% additional tax.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

23.	Under How Your Contract Works – Allocation Options – Risk Control Accounts, in the third paragraph, revise the first sentence to state as follows: “The Cap is the maximum amount of positive interest we will credit you, prior to the deduction of the Contract Fee and GLWB Rider Fee.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

24.	Under How Your Contract Works – Allocation Options – Risk Control Accounts, in the third paragraph, add the following after the first sentence: “For example, if the Index Return is 10% and the Cap is 6%, the Company will credit 6% (and will further reduce this amount by the Contract Fee and GLWB Rider Fee).”

Response:	The Company has made the requested revisions, but we reworded the parenthetical for consistency with other similar disclosures.

25.	Under How Your Contract Works – Allocation Options – Risk Control Accounts, the disclosures in the fourth paragraph seem inconsistent. If new caps are declared each Contract Anniversary, how can investors be notified of the Cap at least two weeks in advance of the Contract Anniversary? Is this last sentence meant to state that there is a notice that the Cap is changing, but the actual Cap will not be known until the Contract Anniversary?

Response:	The Company has revised the disclosure to address the Staff’s questions.

26.	Under How Your Contract Works, delete the new paragraph entitled “Sixth Contract Anniversaries,” and retain the paragraph entitled “Market Value Adjustment” that was struck. Revise the Market Value Adjustment paragraph to read as follows: “The Market Value Adjustment applies to withdrawals other than GLWB Payments and upon full surrender of Contract Value on any date other than each sixth Contract Anniversary and can increase or decrease your amount withdrawn or the Surrender Value, depending on how economic indicators have changed since your Allocation Option Start Date. You may lose a significant portion of your principal and previously credited interest due to the Market Value Adjustment. A negative Market Value Adjustment could significantly decrease the amount you receive from a partial withdrawal or surrender. See “Fees and Expenses” and “Market Value Adjustment” for more details.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

Ms. Quarles

April 19, 2024

27.	Under Contract Charges, in the second bullet, please note that prior GLWB Rider Fees should not be included in an Appendix. Please disclose the previous GLWB rider fees here, in the fee table, in the “Charges” section of the prospectus, and anywhere else the fees are disclosed.

Response:	The Company has made the requested revisions.

28.	Under Risk Factors, change “Market Adjustment Risk” to “Market Value Adjustment Risk.”

Response:	The Company has made the requested revisions.

29.	Is the impact of COVID-19 still a principal risk, or should this risk disclosure be deleted?

Response:	The Company has deleted the disclosure.

30.	Under Risk Factors – Guaranteed Lifetime Withdrawal Benefit, revise the third sentence to state as follows: “The Contract may not be appropriate if you intend to take withdrawals or RMDs before the GLWB Payment Start Date, or withdrawals other than GLWB Payments after the GLWB Payment State Date (Excess Withdrawals).” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

31.	Under Risk Factors – No Ownership Rights, change “stocks” to “securities” and “Index” to “Indices” where appropriate. Please define “SOFR” on first use. Please make these changes throughout the document where applicable.

Response:	The Company has made the requested revisions.

Fees and Expenses

32.	Under Contract Annual Expenses, please include all pre-May 1, 2024 and post-May 1, 2024 GLWB Rider Fees in the table.

Response:	The Company has made the requested revisions.

33.	Under Market Value Adjustment (“MVA”), as is done with the Company’s other products, please disclose the maximum potential loss of 100%.

Response:	The Company has made the requested revisions.

Allocating Your Purchase Payment

34.	The Staff notes that the “Allocation Option Maturity Date” section was deleted. Please reinsert that section or add disclosure explaining what happens when an Index option matures.

Response:	The Company has added the requested disclosure with respect to the revisions made in response to Comment No. 19.

Ms. Quarles

April 19, 2024

Risk Control Account Option

35.	Replace the first sentences of the eighth and ninth paragraphs with the following, respectively: “The Floor is the maximum amount of negative interest we will credit you, prior to the deduction of the Contract Fee and GLWB Rider Fee” and “The Cap is the maximum amount of positive interest we will credit you, prior to the deduction of the Contract Fee and GLWB Rider Fee.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

36.	The disclosures in the paragraph describing when the caps are set seem inconsistent. If new caps are declared each Contract Anniversary, how can investors be notified of the Cap at least two weeks in advance of the Contract Anniversary? Is this last sentence meant to state that there is a notice that the Cap is changing, but the actual Cap will not be known until the Contract Anniversary?

Response:	The Company has revised the disclosure to address the Staff’s questions.

37.	Two paragraphs above the “Risk Control Account Value” heading, please update to disclose that the Barclay’s Index includes reinvested dividends but reduces the return by deducting fees, similar to disclosure you provided elsewhere.

Response:	The Company has made the requested revisions.

38.	Under Risk Control Account Value – Accumulation Credit Factors, in the first sentence, please confirm whether the reference to the six-year term is accurate. Please disclose if it only applies to investors prior to May 1, 2024, and if so, clarify the calculation for investors invested after that date.

Response:	The Company confirms that the disclosure is accurate and applies to all investors (regardless of issue date).

39.	Under Risk Control Account Value – Example 1, Step 5, the math for the Growth Account appears to be incorrect. Please review and revise.

Response:	The Company has made the requested revisions.

40.	Under Risk Control Account Value – Examples, the assumptions state they are made as of the first day of the current six-year term. Please confirm whether the reference to the six-year term is accurate. Please disclose if it only applies to investors prior to May 1, 2024, and if so, please clarify the calculation for investors invested after that date.

Response:	The Company has revised the assumptions to refer to the start of the Contract Year.

Ms. Quarles

April 19, 2024

41.	Under Risk Control Account Value – Allocation Option and Index Changes, we note there may be a potential delay in finding a suitable Index replacement, and that no interest would be credited during that interim period. Please explain and disclose these risks here and in the Highlights – Risk Factors section, similar to the disclosure the Company uses for its other products.

Response:	The Company has made the requested revisions and added more detailed disclosure similar to that used for our other products.

Market Value Adjustment

42.	Under Purpose of the Market Value Adjustment, revise the paragraph to state as follows: “The Market Value Adjustment helps protects us from market losses relating to changes in the value of the fixed income investments and other investments we use to back the guarantees under your Contract from the first day of each six-year term to the time of a surrender or partial withdrawal if we have to sell those investments early to pay the surrender or partial withdrawal.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

Surrender Value

43.	Please add disclosure about taxes and additional taxes to the bolded disclosure.

Response:	The Company has made the requested revisions.

Access to Your Money

44.	Under Partial Withdrawals, add references to additional taxes in the bolded disclosures.

Response:	The Company has made the requested revisions.

45.	Under Systematic withdrawals, in the following sentence, should the phrase “before the GLWB Start Date” be moved to come after “substantially equal periodic payments”? All other systematic withdrawals – including systematic withdrawals for required minimum distributions before the GLWB Payment Start Date or for substantially equal periodic payments – are Excess Withdrawals …”

Response:	The Company has revised the sentence to move “before the GLWB Start Date” to precede the dash.

46.	Under Substantially Equal Periodic Payments Under Sections 72(t) and 72(q) of the Internal Revenue Code (IRC), please more clearly disclose how substantially equal periodic payments can be made after the GLWB Payment Start Date without being treated as an Excess Withdrawal. With respect to substantially equal periodic payments and RMDs, it should be clear that if treated as Excess Withdrawals, such payments could significantly reduce the GLWB Payments and could terminate the Contract, and that the Contract would not be appropriate if the investors plan to take these as Excess Withdrawals. Is the disclosure saying that if the amount they are taking exceeds the GLWB payment, the Company would not adjust the GLWB payment up as is done for RMDs? If so, please prominently state that substantially equal periodic payments that exceed the GLWB payment will be treated as Excess Withdrawals.

Ms. Quarles

April 19, 2024

What are the “minimum withdrawal amounts” and “minimum amounts that must remain in your Contract” referenced in the last sentence? Is this a tax code requirement?

Response:	The Company has made revisions as requested and to address the above questions posed by the Staff.

Guaranteed Lifetime Withdrawal Benefit

47.	In the first paragraph, please reinsert disclosure stating that excess withdrawals could terminate the contract.

Response:	The Company has made the requested revisions.

48.	Under GLWB Rider Fee, please remove the fee disclosure from the appendix and disclose it in this section.

Response:	The Company has made the requested revisions.

49.	Under Impact of Excess Withdrawal Payments on the GLWB Payment, please retain the statement that Excess Withdrawals could terminate the Contract.

Response:	The Company has made the requested revisions.

Death Benefit

50.	Under Death Benefit Proceeds, revise the last sentence of the second paragraph to read as follows: “All other withdrawals will proportionally reduce the Purchase Payment used to determine the Death Benefit by the ratio of the withdrawal (including any Surrender Charge and Market Value Adjustment) to the Contract Value immediately prior to the withdrawal, which can result in decreasing the Death Benefit by more than the amount of the withdrawal and that decrease can be significant.” (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

Appendix A

51.	In the third paragraph, revise the final sentence to add “and therefore are Excess Withdrawals”.

Response:	The Company has made the requested revisions.

52.	Under the Assumptions at the top of table, why doesn’t the Annual Free Withdrawal Amount reflect the Contract Fee or GLWB Fee? Aren’t those deducted Pro Rata upon withdrawal?

Response:	The Company respectfully submits that the Assumptions are correct. The Annual Free Withdrawal Amount is 10% of the Contract Value determined at the beginning of the Contract Year. The Contract Fee is deducted daily and is reflected in the Contract Value at the time of the Withdrawal (the Contract Value on the 2nd Contract Anniversary in this example). The GLWB Rider Fee is deducted on every Contract Anniversary based on the average daily value of the GLWB Benefit Base. Excess Withdrawals reduce the GLWB Benefit Base, but we do not assess a GLWB Rider Fee at the time of withdrawal. As a result, we do not subtract the Contract Fee or GLWB Rider Fee from the Annual Free Withdrawal Amount shown in the assumptions.

Ms. Quarles

April 19, 2024

Exhibits

53.	Exhibit 107, Fee Table. Change reference to “415o” to “457o”.

Response:	The Company has updated Exhibit 107 – Fee Table to read “457o”.

54.	Exhibit Index, revise 4 (i) to read “Form of Contract”.

Response:	The Company has updated the Exhibit Index, Item 4(i) to read “Form of Contract”.

*  *

The Company has responded to all Staff comments and believes that all comments have been resolved. As discussed with the Staff, the Company is filing the Amendment with the SEC on or about the same date as this letter and requests an effective date on or about May 1, 2024.

If you have any questions regarding this letter or the Amendment, please contact the undersigned at 608-665-4184. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/Britney Schnathorst

Britney Schnathorst

cc:  Thomas Bisset